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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                ---------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                KERR GROUP, INC.
                             ----------------------
                           (Name of Subject Company)

                                KERR GROUP, INC.
                             ---------------------
                      (Name of Person(s) Filing Statement)

  Common Stock, Par Value $.50 Per Share (and Preferred Stock Purchase Rights)
      and $1.70 Class B Cumulative Convertible Preferred Stock, Series D,
                            Par Value $.50 Per Share
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                         (Title of Class of Securities)

                                 492376108 and
                                   492376207
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                              D. Gordon Strickland
                     President and Chief Executive Officer
                                KERR GROUP, INC.
                             500 New Holland Avenue
                         Lancaster, Pennsylvania 17602
                                 (717) 299-6511
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          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            Steven J. Gartner, Esq.
                            WILLKIE FARR & GALLAGHER
                              One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Kerr Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 500 New Holland Avenue, Lancaster, Pennsylvania 17602. The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates are the $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $.50 per share (the "Preferred Stock"), and the common stock, par value $.50 per share (the "Common Stock"), of the Company and the associated Preferred Stock Purchase Rights (the "Rights") to purchase shares of Series B Preferred Stock, Series E, par value $.50 per share, of the Company, issued pursuant to the Rights Agreement, dated as of July 25, 1995, as amended (the "Rights Agreement"), between the Company and BankBoston, N.A. (formerly the First National Bank of Boston), as Rights Agent (the "Rights Agent"). Unless the context otherwise requires, all references herein to the Common Stock shall include the associated Rights.

ITEM 2.  TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 8, 1997 (the "Schedule 14D-1") of Fremont Acquisition Company, LLC, a Delaware limited liability company ("Fremont"), and its wholly owned subsidiary, Kerr Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock and Preferred Stock (collectively, the "Shares") at a price of $5.40 per share of Common Stock and $12.50 per Share of Preferred Stock, net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 1997 (the "Offer to Purchase") and the related Letters of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 1, 1997 (the "Merger Agreement") among the Company, Fremont and the Purchaser.

    According to the Schedule 14D-1, the address of the principal executive offices of Fremont and the Purchaser is 50 Fremont Street, Suite 3700, San Francisco, California 94105.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in Schedule II hereto and are incorporated herein by reference. Except as described herein (including in Schedule II hereto), to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

      (ii) THE MERGER AGREEMENT.

    The following is a summary of certain portions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which has been incorporated by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to this Statement. Capitalized terms not otherwise defined below shall have the meaning set forth in the Merger Agreement.

    The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not (i) decrease the Common Per Share Amount or the Series D Per Share Amount, (ii) decrease the number of Shares sought in the Offer,

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(iii) amend or waive satisfaction of the Minimum Condition, or (iv) impose additional conditions of the Offer in any manner adverse to the holders of Shares, except that if on the initial scheduled Expiration Date all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the Expiration Date. The Merger Agreement provides that if, immediately prior to the Expiration Date, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Common Stock or Preferred Stock, the Purchaser may extend the Offer for a period not to exceed 5 business days, so long as the Purchaser expressly irrevocably waives any condition (other than the Minimum Condition) that subsequently may not be satisfied during such extension of the Offer.

    The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time the Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation (sometimes referred to as the "Surviving Corporation").

    The respective obligations of Fremont and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) Fremont or the Purchaser or their affiliates shall have made or caused to be made, the Offer and shall have purchased the Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of Fremont's or the Purchaser's obligations under the Merger Agreement, (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger, and (iii) no statute, rule or regulation judgment, writ, decree, order or injunction shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger.

    At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by Fremont, the Purchaser or any Shares which are held by stockholders properly exercising dissenters' rights under Delaware law) will be converted into the right to receive the Common Per Share Amount or the Series D Per Share Amount, as the case may be, paid pursuant to the Offer and (ii) each issued and outstanding share of the common stock, par value $.01 per share, of the Purchaser will be converted into one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

    The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer, Fremont shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give Fremont representation on the Company's Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Company's Board of Directors (giving effect to the directors designated by Fremont and including directors serving as officers of the Company) multiplied by the percentage that the number of Shares beneficially owned by the Purchaser or any of its affiliates (including Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. The Company will, upon request of the Purchaser, promptly increase the size of the Company's Board of Directors or use its best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Fremont's designees to be elected to the Company's Board of Directors, provided that (i) in the event that Fremont's designees are appointed or elected to the Company's Board of Directors, until the Effective Time the Company's Board of Directors will have at least one director who is a director as of the date of the execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate (within the meaning of Federal securities laws) of Fremont (one or more of such directors, the "Independent Directors") and (ii) if no Independent Directors remain, the other

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directors will designate one person to fill one of the vacancies who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Fremont's designees to the Company's Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In the event that Fremont's designees are elected to the Company's Board of Directors, after the acceptance of payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of the Purchaser's obligations under the Merger Agreement or (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Company's Board of Directors.

    Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Fremont, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and caused a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement"), to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Fremont and its counsel and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement, by its stockholders. If the Purchaser acquires at least a majority of the outstanding shares of Common Stock, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed to include in the Proxy Statement the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

    The Merger Agreement provides that in the event Fremont or the Purchaser acquires at least 90% of outstanding shares of Common Stock and Preferred Stock, respectively, pursuant to the Offer or otherwise, Fremont, the Purchaser and the Company will, at the request of Fremont and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Delaware law.

    Options. Pursuant to the Merger Agreement, at the Effective Time, the Company will use reasonable efforts (without incurring any liability in connection therewith) to provide that (i) each then-outstanding option to purchase shares of Common Stock (the "Options") granted under any of the Company's 1984 Stock Option Plan, 1987 Stock Option Plan, 1993 Stock Option Plan, 1988 Non-Employee Directors Plan or 1993 Non-Employee Director Plan, each as amended (collectively, the "Option Plans"), whether or not then exercisable or vested, shall be cancelled and in consideration therefor the holder will receive an amount in cash equal to the product of (A) the difference between the Common Per Share Amount and the per share exercise price of such Option and (B) the number of Shares subject to such Option (such amount, the "Option Price"). The Company will obtain all necessary consents or releases from holders of the Options to effect the foregoing. Upon receipt of the Option Price, the Option will be cancelled. The surrender of an Option to the Company will be deemed a release of any and all rights a holder had or may have had in respect of such Option. Except as may be otherwise agreed to by Fremont or the Purchaser and the Company, the Company (i) shall cause the Option Plans to terminate as of the Effective Time, and (ii) following the Effective Time, shall take all actions necessary to ensure that no

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holder of Options or any participant in the Option Plans shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

    Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or the Option Agreement or agreed to in writing by Fremont, after the date of execution of the Merger Agreement, and prior to the time the designees of the Purchaser constitute a majority of the Company's Board of Directors (the "Appointment Date"), the business of the Company will be conducted only in the ordinary and usual course and to the extent consistent therewith, the Company will use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and (a) the Company will not, directly or indirectly, (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company beneficially owned by it, except upon the exercise of Options or other rights to purchase shares of Common Stock pursuant to the Option Plans outstanding on the date of the Merger Agreement or upon exercise of outstanding warrants or conversion of outstanding Preferred Stock; (ii) amend its Certificate of Incorporation or By-Laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares of the Company; and (b) the Company shall not (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company, other than shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of warrants or Options outstanding on the date of the Merger Agreement or upon the conversion of Preferred Stock; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets, or incur any indebtedness or other liability other than in the ordinary course of business, or mortgage, pledge or encumber any assets or modify any indebtedness; (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (v) grant any increase in the compensation payable or to become payable by the Company to any of its executive officers or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (vi) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company; (vii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Fremont except in the ordinary course of business and consistent with past practice unless the Company shall have obtained a comparable replacement policy; (viii) enter into any material contract or material transaction relating to the purchase of assets other than in the ordinary course of business; or assume, guarantee or become liable for the obligations of any person, except in the ordinary course of business and consistent with past practice; (ix) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (x) make any loans, advances or capital contributions to or investments in any other person; incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice except for borrowings under the Company's existing credit facility in the ordinary course of business and consistent with past practice; (xi) pay, discharge or satisfy any claims or liabilities (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business and consistent with past practices or reflected or reserved against in the consolidated financial statements of the Company; (xii) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); (xiii) take or agree to take any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect, at or prior to the Effective Time, or that would materially impair the Company's

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ability to consummate the Merger or materially delay such consummation; (xiv)
redeem the Rights or terminate, amend or modify the Rights Plan prior to the consummation of the Offer; (xv) change any of the accounting methods used by it unless required by generally accepted accounting principles ("GAAP"), make any material tax election, change any material tax election already made, adopt any material tax accounting method, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; or (xvi) enter into any agreement with respect to the foregoing or take any action with the intent of causing any of the conditions to the Offer not to be satisfied.

    Pursuant to the Merger Agreement, the Purchaser has agreed that, promptly following the consummation of the Offer, the Purchaser will join with the defendants in the action entitled Kupferberg v. Norian et al. (Del. Ch. Civ. Act. No. 12709), in a motion to dismiss or withdraw such action with prejudice, and will not assert or permit the Company to assert any claim against the defendants thereunder relating to the subject matter thereof.

    No Solicitation. Pursuant to the Merger Agreement, the Company has agreed to notify the Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in each case in connection with any Takeover Proposal (as defined below) or the possibility or consideration of making a Takeover Proposal ("Takeover Proposal Interest") indicating, in connection with such notice, the name of the Person indicating such Takeover Proposal Interest and the terms and conditions of any proposals or offers. In addition, the Company has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal Interest and will keep Fremont informed, on a current basis, on the status and terms of any Takeover Proposal Interest. In addition, pursuant to the Merger Agreement, the Company has agreed that the Company will not (and the Company will use its reasonable best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not), directly or indirectly, (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal, (ii) enter into any agreement with respect to any Takeover Proposal, or in the event of an unsolicited written Takeover Proposal for the Company, engage in negotiations or discussion with, or provide information or data to, any Person (other than Fremont, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Takeover Proposal, except that the Merger Agreement does not prohibit the Company and the Company's Board of Directors from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company's Board of Directors, after receiving advice from outside counsel, is required under applicable law. A "Takeover Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions effected pursuant to the Merger Agreement.

    Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business to any Person pursuant to confidentiality agreements and negotiate a Takeover Proposal if (a) such Person submitted on an unsolicited basis a bona fide written proposal to the Company relating to any such transaction which the Company's Board of Directors determines in good faith, after receiving advice from a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining

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financing and (b) in the opinion of the Company's Board of Directors, only after receipt of advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would create a reasonable possibility of a breach of the fiduciary duties of the Company's Board of Directors to the Company's stockholders under applicable law (a Takeover Proposal which satisfied clauses (a) and (b), a "Superior Proposal"). Within two business days following receipt by the Company of a Superior Proposal, the Company must notify Fremont of the receipt thereof. The Company must then provide Fremont any material nonpublic information regarding the Company provided to the other party which was not provided to Fremont. At any time after two business days following notification to Fremont of the Company's intent to do so, the Company's Board of Directors may terminate the Merger Agreement pursuant to its terms and enter into an agreement with respect to a Superior Proposal, provided that the Company, concurrently with entering into such agreement, pays or causes to be paid, the Termination Fee (as defined below), plus any amount payable at the time for reimbursement of expenses. Except as permitted under the terms of the Merger Agreement, neither the Company's Board of Directors nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Takeover Proposal, (ii) enter into any agreement with respect to any Takeover Proposal or (iii) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Fremont or the Purchaser, the approval or recommendation of the Company's Board of Directors, or any such committee thereof, of the Offer, the Merger Agreement or the Merger.

    Indemnification and Insurance. Pursuant to the Merger Agreement, for a period of five years after the Effective Time, the Certificate of Incorporation and By-Laws of the Surviving Corporation shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who as of the date of the Merger Agreement were directors, officers, employees, fiduciaries, agents or otherwise entitled to indemnification under the Certificate of Incorporation, By-Laws or indemnification agreements (the "Indemnified Parties"). The Merger Agreement provides that the Company shall, to the fullest extent permitted under Delaware law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Fremont, the Purchaser and the Surviving Corporation shall jointly and severally, to the fullest extent permitted under Delaware law, indemnify and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit proceeding or investigation, including without limitation, liabilities arising out of the Merger. The Merger Agreement also provides that Fremont or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time, provided, that if the aggregate annual premiums for such D&O Insurance at any time shall exceed 200% of the per annum rate of premium currently paid by the Company for such insurance as in effect on the date of the Merger Agreement, then Fremont will cause the Company or the Surviving Corporation to provide the maximum coverage then available at an annual premium equal to 200% of such rate.

    Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Fremont and the Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, potential conflicts of interest, brokers' fees, real property, insurance, accounts receivable and inventory, vote required to approve the Merger Agreement, undisclosed liabilities, its rights plan, information in the Proxy Statement and the absence of any material adverse effect on the Company since December 31, 1996. In addition, the Company has represented that, subject to certain exceptions, no material licensor, vendor, supplier, licensee or customer of the Company has cancelled or otherwise modified its relationship with the Company.

    Termination Fees. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time, whether before or after approval of the

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stockholders of the Company, (a) by mutual written consent of Fremont and the
Company; (b) by either the Company or Fremont if there is a material breach by the other, which breach cannot or has not been cured within 10 days of receipt of notice thereof; (c) by Fremont if (i) the Company's Board of Directors withdraws, modifies or changes its recommendation in respect of the Merger Agreement in a manner adverse to Fremont; (ii) subject to the "No Solicitation" provision, if (X) the Company's Board of Directors recommends any proposal other than Fremont's proposal in respect of a Takeover Proposal, (Y) the Company continues discussions with a third party concerning a Takeover Proposal for more than 20 business days after the receipt thereof, or (Z) a Takeover Proposal containing a proposed price is commenced or made public and the Company does not reject such Takeover Proposal within 20 business days of its receipt, or if sooner, the date its existence first becomes publicly disclosed; and (iii) if any person other than Gabelli Funds, Inc. and its affiliates acquires beneficial ownership of at least 15% of the outstanding Common Stock; (d) by the Company in order to allow it to enter into a transaction with a third party, which transaction the Company's Board of Directors has determined is more favorable to the Company's stockholders than the proposed transaction with Fremont, provided, that the Company gives notice thereof and it makes simultaneous payment to Fremont of the Termination Fee and reimbursement of expenses (as discussed below); (e) by Fremont if (i) the Offer shall have expired or been terminated without any Shares being purchased thereunder by the Purchaser as the result of the occurrence of any of the conditions set forth in Annex I to the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty or covenant or other agreement contained in the Merger Agreement, which breach would give rise to the failure of a condition set forth in paragraphs (d) or (e) of Annex I to the Merger Agreement and such breach cannot be or has not been cured within 10 days of the written notice thereof; (f) by either the Company or Fremont if a court of competent jurisdiction or governmental entity shall have issued an order, decree or ruling or taken any other actions, in each case permanently enjoining, restraining or otherwise prohibiting the Offer, the Merger and the transactions contemplated by the Merger Agreement; or (g) by either the Company or Fremont if, without any material breach on its respective part, the purchase of Shares pursuant to the Offer shall not have occurred on or before 120 days from the date of the Merger Agreement.

    In accordance with the Merger Agreement, if (A) Fremont shall have terminated the Merger Agreement pursuant to the foregoing clauses, (c)(i) or
(c)(ii)(X); or (B)(1) if Fremont shall have terminated the Merger Agreement pursuant to the foregoing clauses (c)(ii)(Y), (c)(ii)(Z), (c)(iii) or (e)(ii) and (2) within 18 months of any such termination the Company shall have entered into a definitive agreement with respect to a Takeover Proposal or a Takeover Proposal with respect to the Company shall have been consummated; or (C) the Company shall have terminated the Merger Agreement pursuant to the foregoing clause (d), then in either case the Company shall pay simultaneously with such termination pursuant to clause (d) and promptly, but in no event later than two business days after the date of such termination or event if pursuant to clauses
(c) or (e)(ii), to Fremont a termination fee (the "Termination Fee") of $2,000,000 plus an amount, not in excess of $1,500,000, equal to Fremont's actual and reasonably documented reasonable out-of-pocket expenses incurred by Fremont and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, which amount shall be payable by wire transfer.

OPTION AGREEMENT.

    The following is a summary of certain provisions of the Option Agreement. The summary is qualified in its entirety by reference to the Option Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 2 to this Statement.

    As a condition and inducement to Fremont's and the Purchaser's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Fremont and the Company entered into an Option Agreement, dated as of July 1, 1997, pursuant to which, among another things, the Company has granted Fremont an irrevocable option to purchase up to 782,685 (approximately 19.9%) newly issued shares of Common Stock at $5.40 per share (the "Option Shares"). The Option can be exercised by Fremont (or its designee) under the following circumstances: (a) any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Exchange Act) other than Fremont or any of its affiliates (i) commences a bona fide tender offer or exchange offer for any shares of Common Stock, the consummation of which would result in beneficial ownership by such third party (together with its affiliates and associates) of 15% or more of the then outstanding Common Stock (either on a primary or fully diluted basis); (ii) acquires beneficial ownership of 15% of the Common Stock, other than the Gabelli Funds, Inc. and its affiliates; (iii) solicits proxies in a "solicitation" subject to proxy rules under the Exchange Act, executes any written consent or becomes a "participant" in any "solicitation" as defined in Regulation 14A under the Exchange Act), in each case with respect to the Common Stock, or (b) any of the termination events described in Section 8.1(g) or (h) of the Merger Agreement that would allow Fremont to terminate the Merger Agreement has occurred (but without the necessity of Fremont having terminated the Merger Agreement).

    In addition, the Option Agreement provides that in the event of any change in Common Stock or in the number of outstanding shares of Common Stock by reason of a stock dividend, split up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company (including the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of Option Shares to be issued by the Company upon exercise of the Option shall be adjusted appropriately, and proper provision made in the agreements governing such transaction so that Fremont will receive upon exercise of the Option the number and class of shares or other securities or property that Fremont would have received in respect to the Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If the Company enters into an agreement (i) to consolidate with or merge into any person, other than Fremont or one of its subsidiaries, and is not the continuing or surviving corporation, (ii) to permit any person, other than Fremont or one of its subsidiaries, to merge into the Company, and the Company is not the continuing or surviving corporation, but in connection with such merger, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property, or then outstanding shares of Common Stock after such merger represent less than 50% of the corporation or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Fremont or one of its subsidiaries, then, in each case, proper provision must be made in such governing agreements so that Fremont will receive upon exercise of the Option the number and class of shares or other securities or property that Fremont would have received in respect of any Common Stock if the Option had been exercised immediately prior to such transaction.

    In addition, the Total Profit (as defined below) that Fremont may make upon the exercise of the Option is capped at $1,000,000. "Total Profit" means the aggregate amount (before taxes) of the following: (i)(x) the net cash amounts received by Fremont pursuant to the sale of Option Shares (or any securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) Fremont's purchase price of such Option Shares and (ii) any "Notional Total Profit", which is, with respect to any number of shares as to which Fremont may propose to exercise the Option, the Total Profit determined as of the date of such proposal assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other shares of Common Stock held by Fremont and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

    The Option Agreement expires, and the Option expires, on the earlier of (i) the Effective Time and (ii) to the extent that a notice to exercise the Option has not heretofore been given by Fremont, six months after termination of the Merger Agreement.

GUARANTEE.

    The following is a summary of certain provisions of the Guarantee. The summary is qualified in its entirety by reference to the Guarantee which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 3 to this Statement.

    As a condition and inducement to the Company's entering into the Merger Agreement, concurrently with execution and delivery of the Merger Agreement, Fremont Partners, L.P. ("Fremont Partners") and the Company executed the Guarantee pursuant to which, among other things, Fremont Partners has agreed to unconditionally and irrevocably guarantee, for the benefit of the Company the performance of all obligations of Fremont and the Purchaser pursuant to the Merger Agreement. Fremont Partners has represented in the Guarantee that it has funds available to it sufficient to purchase, or cause the purchase of the Shares in accordance with the terms of the Merger Agreement, and to pay, or cause to be paid, all amounts due (or which will, as a result of the transactions contemplated by the Merger Agreement, become due) in respect of any indebtedness of the Company for borrowed money outstanding as of the date of the consummation of the Offer. The Guarantee terminates upon the consummation of the purchase by the Purchaser, Fremont or any of its affiliates of any Shares pursuant to the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) Since July 1995, the Company has explored various alternatives in order to further the best interests of the Company and its stockholders, including remaining independent, recapitalizing or restructuring the Company, and engaging financial advisors to conduct discussions with interested parties (including Fremont Partners), concerning possible business combinations and strategic transactions involving the disposition of a significant portion of the Company.

    The Company began exploring the alternatives in September 1995 following defaults in covenants contained in loan agreements governing its senior unsecured debt (the "Debt"). In October 1995, the Company engaged Lehman Brothers Inc. ("Lehman Brothers") to explore a possible sale of the Company. These efforts proved unsuccessful, although as a result of this process the Company sold the manufacturing assets of its consumer products division in March 1996. The proceeds from this sale enabled the Company to reduce the Debt and to finance an operational restructuring designed to result in substantial annual cost savings for the Company.

    In June 1996, the Company began negotiations with the holders of the Debt to restructure the Debt and in October 1996, the Company reached an agreement in principle with the holders to restructure the Debt. The restructuring involved the exchange of the existing indebtedness for a combination of cash, new subordinated debt and a new series of preferred stock. The cash was to have been obtained through a new senior secured loan facility for which the Company had obtained a commitment. Shortly after this agreement was reached and publicly announced by the Company, the holders of the Debt sold the Debt to a group of investors. These investors (the "Investors") advised the Company that the proposed restructuring was not acceptable. The Investors agreed to extend the waiver of the covenant defaults through December 31, 1996 to permit the Company to retain the services of a financial advisor to advise the Company regarding refinancing alternatives. The Company retained CIBC Wood Gundy Securities Corp. ("CIBC") as its financial advisor. During December 1996 and early January 1997, the Company and its legal and financial advisors met with representatives of the Investors to discuss a possible restructuring. The Investors proposed an exchange of the Debt for substantially all of the equity of the Company, with existing holders of Preferred Stock to receive a small percentage of the Common Stock and existing holders of Common Stock to receive warrants exerciseable for a small percentage of the Common Stock. The Company retained bankruptcy counsel and began preparations for a possible bankruptcy filing in the event the discussions did not result in an acceptable restructuring. In early January 1997, the Investors agreed to further extend the waiver of the defaulted covenants.

    Thereafter, the Company's Board of Directors, after receiving advice from CIBC, concluded that the Investors' proposal to refinance the Debt in exchange for substantially all of the Common Stock was not in the best interest of the Company and its stockholders. The Company then obtained financing commitments from institutional lenders that would provide funds to purchase the Debt and provide requisite working capital.

    After the Company announced that it was seeking secured financing to purchase the Debt, the Pension Benefit Guaranty Corporation (the "PBGC") requested the Company to provide the PBGC with the terms of the proposed refinancing. After receiving the information, the PBGC advised the Company that unless the terms of the proposed secured refinancing were modified substantially, the PBGC would not consent to the refinancing. The Company thereafter entered into extended discussions with the PBGC to obtain the PBGC's consent for the refinancing, which included discussions with the proposed lenders in order to reach an agreement which the Company believed would be acceptable to the PBGC.

    On March 7, 1997, the covenant default waiver from the Investors expired and the Investors indicated that they were not prepared to grant a further waiver. Absent an extension of the waiver, the Company was unable to continue selling its accounts receivables under the terms of its existing credit facility to provide necessary working capital. In April 1997, the Company obtained a revolving credit agreement from Madeleine L.L.C. ("Madeleine"), secured by its receivables, in order to provide the requisite working capital while the Company continued its efforts to obtain the financing required to purchase the Debt. The revolving credit agreement (including the granting of the liens) constituted additional defaults under the terms of the Debt. The Investors threatened legal proceedings against the Company, its officers, directors and advisors, asserting various causes of action based on, among other things, breach of contract and breach of fiduciary duty, and demanded liens equal and ratable to the liens granted to Madeleine. The Company refused to grant the Investors any liens. On May 22, 1997, the Investors notified the Company that the indebtedness would be accelerated on June 4, 1997. In late May 1997, the Company advised the Investors that it was engaged in discussions with various parties concerning a possible business combination. The Investors agreed not to accelerate the Debt until July 3, 1997 in consideration of the payment of $500,000, of which $150,000 was credited against the "make-whole" payment due under the Debt, and the payment by the Company of interest on the Debt on a monthly basis at the default rate.

    Since December 1996, CIBC has discussed possible business combinations with a number of companies interested in consummating a transaction with the Company. In the spring of 1997, CIBC renewed discussions with a number of companies that it had contacted in early 1997 as well as a number of companies that Lehman Brothers had contacted during its engagement in connection with the Company's decision to explore the possibility of selling the Company in 1995. The Company received proposals or indications of interest from several of these companies and engaged in simultaneous substantive discussions with these companies concerning various business combination transactions. Fremont Partners was one of a number of companies contacted during the spring of 1997 by representatives of the Company.

    In October 1995, a representative of Lehman Brothers contacted representatives of Fremont Group, L.L.C. (including predecessor entities, "The Fremont Group"), to inquire as to The Fremont Group's potential interest in pursuing a transaction with the Company. Following this contact, The Fremont Group initiated a review of certain publicly available information concerning the Company.

    On November 6, 1995, The Fremont Group entered into a confidentiality agreement with the Company, pursuant to which The Fremont Group agreed to treat as confidential certain information provided to it by or on behalf of the Company and agreed for a period of two years not to acquire any voting securities of the Company without the consent of the Company's Board of Directors. On November 7, 1995, Lehman Brothers furnished to The Fremont Group a descriptive memorandum containing limited non-public information concerning the Company.

    On November 30, 1995, in compliance with bid instructions provided by Lehman Brothers, The Fremont Group submitted an initial indication of interest together with a due diligence request list. Based on an indication of interest to acquire all the outstanding Common Stock for $10 to $12 a share, The Fremont Group was invited to attend a due diligence session at the Company's headquarters. On January 11, 1996, The Fremont Group met with the senior management of the Company and reviewed documents provided in a data room set up by the Company and Lehman Brothers. Over the next several weeks, The Fremont Group and its advisors engaged in a series of telephone conversations, plant tours and meetings with senior and operating management of the Company to further investigate the business, strategies and prospects of the Company. During this time period, The Fremont Group, with the assistance of its outside advisors, also conducted a detailed independent due diligence review of the Company's assets and liabilities, including its underfunded pension plan liabilities, unfunded retiree medical and health liabilities and potential environmental liabilities.

    At the end of January 1996, The Fremont Group communicated to Lehman Brothers that following its review of the data room documents, discussions with senior management and its independent due diligence review of the assets and liabilities of the Company, it was no longer willing to proceed at the valuation levels indicated in its initial indication of interest of November 30, 1995. The Fremont Group indicated that its current view was based on the understanding it had now acquired with respect to the Company's significant off-balance sheet liabilities and deteriorating operating performance and financial condition. The Fremont Group communicated that it would, however, continue to have an interest in pursuing a transaction with the Company at substantially lower valuations.

    At the time, representatives of Lehman Brothers discouraged The Fremont Group from further proceeding with its review of the Company or further discussions, indicating that the Company's Board of Directors was unwilling to accept an offer below the approximate range of $10 to $12 per share of Common Stock provided by The Fremont Group in its initial indication of interest. At the time of these discussions, the Common Stock was trading within a range of approximately $8 to $10 per share.

    In early March 1996, a representative of Lehman Brothers contacted a representative of Fremont Partners, which had been formed in the meantime in February 1991 to carry on the direct investment activities of The Freemont Group and suggested the Company's Board of Directors might now be prepared to consider Fremont Partners' proposal if Fremont Partners remained interested in an acquisition of the Company. On March 7, 1996, Fremont Partners submitted a transaction proposal that provided for the acquisition of all equity interests in the Company and contemplated an arrangement whereby repayment of a portion of the existing senior notes would be contingent upon the receipt of a specified level of net proceeds from the sale of the Company's consumer products division, which was then actively being undertaken. Under this structure, Fremont Partners indicated that it was prepared to pay $2.62 to $4.00 per share of Common Stock, assuming the disposition of the Company's consumer products division.

    On April 3, 1996, a representative of Lehman Brothers informed a representative of Fremont Partners that following the sale of the consumer products division, Lehman Brothers would no longer be actively working with the Company. Lehman Brothers indicated that the Company continued to have a need for new capital and that if Fremont Partners remained interested in a transaction with the Company, Fremont Partners should communicate with the new Chief Executive Officer, D. Gordon Strickland, directly. Fremont Partners telephoned Mr. Strickland on April 3, 1996 and inquired whether the Company would have an interest in pursuing a recapitalization transaction led by Fremont Partners.

    On April 4, 1996, Mr. Strickland provided The Fremont Group with a package of updated financial information that detailed the Company's planned restructuring. The Fremont Group held a number of discussions during the month of April with Mr. Strickland and other members of senior management of the Company regarding a potential recapitalization of the Company. On April 19, 1996, Mr. Strickland met with The Fremont Group in The Fremont Group's offices in San Francisco. In this meeting, representatives of The Fremont Group outlined a number of recapitalization alternatives that generally involved a capital infusion by The Fremont Group of up to $25 million in return for a substantial but minority stake in the Company. Mr. Strickland expressed an interest in pursuing such a transaction, but expressed concern with the proposed financial terms of the proposed investment as it implied a valuation of the common equity below the then-current market price of the Common Stock of approximately $6 per share. Mr. Strickland agreed to discuss the proposal with members of the Company's Board of Directors and the Company's advisors. Several days later, Mr. Strickland responded that the Company was unwilling to pursue a recapitalization with an implied common equity valuation below current market prices.

    On August 12, 1996, a representative of The Fremont Group spoke to Mr. Strickland, inquiring as to the current status of its negotiations with its noteholders concerning a financial restructuring of the Company. Mr. Strickland indicated an interest in reopening discussions with The Fremont Group concerning a possible investment in the Company. The Fremont Group requested updated financial information with respect to the Company, which was provided. A series of conversations were held over the next several weeks between senior management of the Company and representatives of The Fremont Group, but did not result in significant progress concerning the terms of a possible recapitalization transaction.

    On November 19, 1996, a representative of Fremont Partners, spoke with Mr. Strickland regarding the Company's recent public announcement that the holders of the Company's long-term unsecured debt had sold such debt to third parties.

    On December 18, 1996, a representative of Fremont Partners spoke to Mr. Herb Elish, Chairman of the Board of the Company, inquiring whether the Company would have an interest in pursuing a recapitalization transaction lead by Fremont Partners that would provide sufficient capital to the Company to facilitate a repurchase of the Company's unsecured long-term debt from the new debtholders.

    On January 7, 1997, Mr. Elish requested that Fremont Partners contact the Company's new financial advisor, CIBC, in order to obtain updated financial information needed to prepare and resubmit a transaction proposal.

    In a series of conversations throughout January 1997, representatives of Fremont Partners discussed a potential recapitalization of the Company with CIBC and the Company's senior management. Fremont Partners also reviewed with the Company's senior management the progress of its various business and financial restructuring efforts and the Company's operating prospects in the aftermath of its disappointing performance in fiscal year 1996. Fremont Partners also updated its independent due diligence review of the Company's assets and liabilities, including its underfunded pension plan liabilities, unfunded retiree medical and health liabilities and potential environmental liabilities. On January 16, 1997, Fremont Partners submitted to CIBC a letter detailing the terms of its recapitalization proposal. These terms included a new equity investment of $25 million in the form of new preferred and new common equity with an implied common equity valuation of approximately $2.00 per share.

    On January 28, 1997, a representative of CIBC contacted Fremont Partners and indicated that CIBC had presented Fremont Partners' proposal to the Company's Board of Directors along with a number of other transaction alternatives. According to the representative of CIBC, the Company's Board of Directors chose to pursue a refinancing transaction that would not involve a new equity capital contribution, but instead would effect a refinancing of the Company's existing unsecured debt obligations with a new senior secured credit facility together with senior subordinated secured notes with equity warrants. CIBC indicated that it expected this transaction would be completed within two to three weeks.

    On March 12, 1997, a representative of Fremont Partners contacted CIBC and inquired regarding the apparent delay in completing the refinancing previously discussed. CIBC responded that it still expected the refinancing transaction to be completed shortly. Fremont Partners submitted another proposal letter to CIBC that reiterated Fremont Partners' interest in pursuing a recapitalization transaction and indicated a willingness to improve its terms by providing an effective common equity valuation of approximately $3.00 per share. CIBC responded that the Company's Board of Directors remained unwilling to consider Fremont Partners' proposal and would continue to pursue the refinancing alternative.

    On May 23, 1997, a representative of CIBC contacted Fremont Partners and stated that the Company had received and was reviewing an acquisition proposal from a third party and was willing to reconsider an acquisition proposal from Fremont Partners. CIBC indicated that the refinancing transaction remained an alternative that was also under active consideration. Fremont Partners commenced a series of discussions and meetings with the Company's senior and operating management and Kerr's advisors that culminated in a letter to Mr. Strickland, dated June 10, 1997 that proposed an acquisition by Fremont Partners of all Common Stock at a price of $4.50 per share.

    The Company and its advisors responded to this proposal by asking Fremont Partners to clear all due diligence issues and to resubmit its letter as a formal offer with a marked-up purchase contract provided by counsel to the Company no later than June 16, 1997. Fremont Partners accelerated its already commenced full due diligence review and prepared a final proposal, including a contract mark-up, which Fremont Partners submitted to CIBC, in accordance with CIBC's instructions, on June 16, 1997. The proposal provided for, among other things, a tender offer for all outstanding shares of Common Stock and Preferred Stock at $4.50 per share and $8.50 per share, respectively, to be followed by a back-end merger at the same price. The proposal provided for an option for a number of newly issued shares of Common Stock equal to approximately 19.9% of the then-outstanding shares of Common Stock, to be exercisable in certain circumstances, and for a termination fee, payable in certain circumstances, of $5 million, plus expenses not to exceed $1.5 million.

    Fremont Partners and its legal counsel held a number of discussions over the telephone with the Company and its advisors and counsel in the days following June 16 to negotiate the terms of the proposed acquisition, including various contractual provisions. On June 25, a member of the Company's Executive Committee telephoned a representative of Fremont Partners and stated that the Company was prepared to work with Fremont Partners toward the signing of a definitive agreement and to recommend Fremont Partners' proposal to the Company's Board of Directors, subject to resolution of a number of contractual issues and subject to Fremont Partners' agreeing to pay $5.90 per share for the Common Stock and $14.50 per share for the Preferred Stock. Fremont Partners and the Company and the Company's advisors negotiated over the next several days to resolve the open issues including the price differential, the amount of the termination fee and the circumstances under which the termination fee would become payable and the Option would become exercisable.

    AT A MEETING HELD ON JUNE 30, 1997, THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF BOTH THE COMMON STOCK AND PREFERRED STOCK, AND UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    (b) In reaching its conclusions and the recommendation described above, the Company's Board of Directors considered a number of factors, including without limitation the following:

        (i) The Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, and the uncertainties associated with reaching agreements with the Investors, the PBGC and the proposed new lenders regarding a refinancing of the Debt.

        (ii) The opinion of CIBC, the Company's financial advisor, that based on the assumptions, limited procedures and matters set forth therein, the consideration to be received in the Offer and the Merger by the holders of the Common Stock and the Preferred Stock is fair to the holders of the Common Stock, on one hand, and the Preferred Stock, on the other hand (other than Fremont or any subsidiary of Fremont), from a financial point of view. The opinion was not intended and does not constitute a recommendation to any holder of Common Stock or Preferred Stock as to whether such holder should tender shares pursuant to the Offer or vote to approve the Merger and related transactions. The opinion of CIBC, dated June 30, 1997, is attached as Schedule I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion of CIBC in its entirety.

        (iii) The terms and conditions of the Merger Agreement, including (A) that under certain circumstances the Merger Agreement may be terminated if the Company receives a Superior Proposal, (B) that if the Merger Agreement is terminated for certain reasons, Fremont is entitled to receive a fee in the amount of $2,000,000 plus certain expenses, (C) that Fremont was granted an option to acquire 782,685 shares of Common Stock under certain circumstances, (D) the structure of the transaction, which involves a first-step cash tender offer and a second-step cash merger, (E) that nothing precludes the Company from not permitting the Rights to expire or taking any other action with respect to the Rights Agreement if the Merger Agreement is terminated in accordance with its terms, and (F) the conditions to the Offer and the Merger.

        (iv) The fact that the Offer would not be subject to a financing condition, that Fremont, the Purchaser and Fremont Partners have represented that the funds necessary to consummate the Offer and the Merger will be provided, and that Fremont has agreed to guarantee the obligations of Fremont and the Purchaser under the Merger Agreement.

        (v) A consideration of alternatives to the sale of the Company including
    (A) continuing to maintain the Company as a public corporation and not engaging in any extraordinary transaction other than a refinancing of the Debt, (B) the sale of a significant portion of the Company's business to a strategic buyer in a merger in which the Company's stockholders would remain holders of a minority of the shares of the surviving corporation or (C) in the absence of items (A) or (B) or a transaction similar to the Offer and Merger, filing of a bankruptcy petition.

        (vi) The market price of the Shares during the period since September 1995.

    The foregoing discussion of the information and factors considered and given weight by the Company's Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained CIBC to render financial advisory services to the Company with respect to the Offer and the Company's restructuring efforts. Pursuant to an engagement letter, dated December 3, 1996, as amended on June 30, 1997, the Company agreed to (a) pay CIBC an initial fee of $100,000, (b) pay CIBC $100,000 upon completion of a valuation analysis of the Company, (c) pay CIBC $85,000 per month (through June 1997), (d) pay CIBC $650,000 upon closing of a change of control transaction, and (e) pay CIBC an additional $250,000 upon delivery of a fairness opinion by CIBC to the Company with respect to the Offer, equal to an aggregate payment of $1,750,000. The Company also has agreed to reimburse CIBC's reasonable out-of-pocket expenses including the fees and expenses of CIBC's counsel, and indemnify and defend CIBC and certain related persons against certain liabilities in connection with the engagement.

    The Company also retained Lehman Brothers in October 1995 to render financial advisory services. Pursuant to an engagement letter, dated October 27, 1995, the Company agreed to (a) pay Lehman Brothers a retainer of $100,000 and
(b) pay Lehman Brothers a fee of 1% of the Consideration (as therein defined) involved in the sale of the Company, if the Company is sold during the term of the agreement or within 24 months thereafter if sold to a buyer identified by Lehman Brothers, plus an additional 3% of the Consideration under certain circumstances (not applicable to the Offer or the Merger). The Company has also agreed to reimburse Lehman Brothers' reasonable out-of-pocket expenses (including the fees and expenses of Lehman Brothers' counsel), and indemnify and defend Lehman Brothers and certain related persons against certain liabilities in connection with the engagement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) The Common Stock Purchase Plan for Directors adopted in 1992 allows non-employee directors to defer receipt of their fees and have the amounts contributed to a trust which then purchases Common Stock on behalf of the participating directors. From June 9 through 12, the trust acquired 1,377, 421, 1,000, 300 and 1,000 shares on behalf of Herbert Elish, John D. Kyle, James R. Mellor, Robert M. O'Hara and Harvey L. Sperry, respectively, pursuant to this plan. Except as set forth herein, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

    (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein or in Item 3(b) or 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described herein or in Item 3(b) or 4(b), there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) The Information Statement attached as Schedule II hereto and incorporated herein by reference is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders as described in Item 3.

    (b) Rights Agreement and Rights Amendment

    The Company has entered into a Rights Agreement (the "Rights Agreement"), dated as of July 25, 1995, between the Company and BankBoston, N.A. (formerly the First National Bank of Boston), as Rights Agent. Pursuant to the terms of the Rights Agreement, the Rights are attached to all certificates representing shares of Common Stock. Each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company a unit consisting initially of one one-thousandth of a share (a "Unit") of Class B Preferred Stock, Series E, par value $.50 per share, of the Company, at a Purchase Price of $40 per Unit, subject to adjustment ("Purchase Price"). The Rights separate from the Common Stock and a "Distribution Date" occurs upon the earlier of (i) ten (10) days (or such later date as the Company's Board of Directors shall determine) following public disclosure that a person or group of affiliated or associated persons has become an "Acquiring Person", or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person". An "Acquiring Person" generally is a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock. The Gabelli Funds, Inc. and its affiliates and associates will become an Acquiring Person only if their level of beneficial ownership exceeds 32%. The Rights are not exercisable until the occurrence of the Distribution Date and until the Rights no longer are redeemable.

    In the event that, at any time following the Distribution Date, a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or were, beneficially owned by any Acquiring Person will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right. In the event that, at any time following the date on which there has been public disclosure that, or of facts indicating that, a person has become an Acquiring Person (the "Stock Acquisition Date"), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold, mortgaged or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors (provided that following a Stock Acquisition Date such resolution is approved by a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) prior to the Distribution Date. A "Continuing Director" is a member of the Company's Board of Directors who is not an Acquiring Person, an affiliate or associate of an Acquiring Person or a representative or nominee of an Acquiring Person.

    In accordance with the Merger Agreement, the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement, dated as of July 1, 1997 (the "Rights Amendment"). The Rights Amendment provides that (i) neither Fremont nor the Purchaser shall be deemed to be an "Acquiring Person" solely by virtue of (a) the announcement or making of the Offer, (b) the acquisition of the Shares, (c) the execution of the Merger Agreement, or (d) the consummation of the other transactions contemplated by the Merger Agreement (including the issuance of Shares to Fremont pursuant to the Option), (ii) a "Distribution Date" (as defined in the Rights Agreement) will not be deemed to have occurred solely as a result of: (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement or (d) the consummation of the other transactions contemplated by the Merger Agreement (including the issuance of Shares to Fremont pursuant to the Option), (iii) a "Triggering Event" shall not be deemed to have occurred as a result of (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement or (d) the consummation of the other transactions contemplated by the Merger Agreement (including the issuance of Shares to Fremont pursuant to the Option), (iv) the Rights shall not be adjusted or become exercisable, nor shall a Section 11(a)(ii) Event (as defined in the Rights Agreement), nor a Section 13 Event (as defined in the Rights Agreement) occur as a result of: (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement or (d) the consummation of the other transactions contemplated by the Merger Agreement (including the issuance of Shares to Fremont pursuant to the Option), and (v) the Rights shall automatically expire upon the acceptance of Shares for payment pursuant to the Offer in accordance with the Merger Agreement and that the Rights shall cease to be exercisable upon the earlier of (a) the close of business on August 4, 2005, (b) the time at which the Rights are redeemed as provided in the Rights Agreement, or (c) the acceptance of Shares for payment pursuant to the Offer in accordance with the Merger Agreement, if such acceptance occurs.

    The foregoing descriptions of the Rights Agreement and the Rights Amendment are qualified in their entirety by reference to the Rights Agreement and the Rights Amendment, respectively, copies of which have been filed with the Commission as Exhibit 4 and Exhibit 5, respectively, to this Statement.

    (c) Section 203 of the Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "Business Combinations" (defined generally to include (i) mergers or consolidations between a Delaware corporation and an Interested Stockholder (as defined below), (ii) transactions with an Interested Stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and (iii) transactions which increase an Interested Stockholder's percentage ownership of stock) between a Delaware corporation whose stock is publicly traded or has more than 2,000 stockholders of record, and an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) are prohibited for a three-year period following the date that such a stockholder became an Interested Stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an Interested Stockholder or the Business Combination was approved by the Company's Board of Directors of the corporation before the other party to the Business Combination became an Interested Stockholder, (iii) upon consummation of the transaction that made it an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the Business Combination was approved by the Company's Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the Interested Stockholder did not own.

    In accordance with the Merger Agreement and Section 203, the Company's Board of Directors approved the Offer, the Merger, the Option Agreement and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger, the exercise by Fremont of the Option and the related transactions.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger, dated as of July 1, 1997, among Kerr Group, Inc.,
           Fremont Acquisition Company, LLC and Kerr Acquisition Corporation.

Exhibit 2  Company Option Agreement, dated as of July 1, 1997, among Kerr Group, Inc. and
           Fremont Acquisition Company, LLC.

Exhibit 3  Guarantee, dated as of July 1, 1997, between Kerr Group, Inc. and Fremont
           Partners, L.P.

Exhibit 4  Rights Agreement, dated as of July 25, 1995, between the Company and BankBoston,
           N.A. (formerly the First National Bank of Boston).

Exhibit 5  Amendment No. 1 to the Rights Agreement, dated as of July 1, 1997, between the
           Company and BankBoston, N.A. (formerly the First National Bank of Boston).

Exhibit 6  Amendment, dated as of January 2, 1997, to the Amended and Restated Employment
           Agreement, originally dated as of June 16, 1986, and amended and restated as of
           March 15, 1996, between Kerr Group, Inc. and D. Gordon Strickland.

Exhibit 7  Letter to Stockholders of the Company, dated July 8, 1997.*

Exhibit 8  Joint Press Release of the Company and Fremont Partners L.P., dated July 1,
           1997.

Exhibit 9  Opinion of CIBC Wood Gundy Securities Corp.*

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          KERR GROUP, INC.

                                          By: /s/ D. Gordon Strickland
                                             -----------------------------------
                                          Name:  D. Gordon Strickland
                                          Title:  President and Chief Executive
                                          Officer

Dated: July 8, 1997

                                                                      SCHEDULE I

                           [CIBC Wood Gundy Letterhead]

June 30, 1997

The Board of Directors
Kerr Group, Inc.
500 New Holland Avenue
Lancaster, PA 17602-2104

Dear Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock, par value $0.50 per share ("Common Stock"), and to the holders of Class B Cumulative Convertible Preferred Stock, Series D (the "Preferred Stock"), of Kerr Group, Inc. (the "Company") of the consideration to be received by each class of such securities in a series of transactions (collectively, the "Transactions") pursuant to the Agreement and Plan of Merger among the Company, Fremont Acquisition Company, LLC ("Fremont") and Kerr Acquisition Corporation ("Purchaser"), dated as of July 1, 1997 (collectively, the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser is required to commence a tender offer to purchase, subject to certain conditions (the "Offer"), any and all of the outstanding shares of Common Stock of the Company at a price of $5.40 per share, net to the seller in cash, and any and all of the outstanding shares of Preferred Stock of the Company at a price of $12.50 per share, net to the seller in cash (collectively, the "Offer Consideration"). Following consummation of the Offer, subject to, among other things, the favorable required vote of holders of shares of Common Stock (if necessary), pursuant to the Merger (as defined in the Merger Agreement), each remaining outstanding share (other than shares of Common Stock owned by the Company as treasury stock or owned by Purchaser or any other subsidiary of Fremont and other than shares of Common Stock held by holders who properly exercise and perfect dissenter's rights, if any) will be converted into the right to receive $5.40 per share, net to the seller in cash, and each remaining outstanding share of Preferred Stock (other than shares of Preferred Stock owned by the Company as treasury stock or owned by Purchaser or any other subsidiary of Fremont and other than shares of Preferred Stock held by holders who properly exercise and perfect dissenter's rights, if any) will be converted into the right to receive $12.50 per share, net to the seller in cash (collectively, the "Merger Consideration" and together with the Offer Consideration, the "Consideration").

    In connection with the rendering of this opinion, we have:

      (i) Reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transactions, all as set forth in the Merger Agreement, and the option agreement dated July 1, 1997 between the Company and Fremont pursuant to which Fremont was granted the right to purchase shares of Common Stock;

      (ii) Analyzed certain historical business and financial information relating to the Company;

      (iii) Reviewed certain financial forecasts and other data provided to us by the Company relating to the business of the Company, including the most recent business plan for the Company prepared by the Company's senior management, in the form furnished to us;

      (iv) Conducted discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company, the strategic objectives of the Company and possible benefits which might be realized following the Merger;

      (v) Reviewed public information with respect to certain other companies in the lines of businesses we believe to be generally comparable in whole or in part to the businesses of the Company and reviewed the financial terms of certain other business combinations involving companies in lines of businesses we believe to be generally comparable in whole or in part to businesses of the Company that have recently been effected;

      (vi) Reviewed the historical stock prices and trading volumes of the Common Stock and Preferred Stock;

      (vii) Reviewed the trading prices and yields of selected publicly traded distressed securities which we deemed comparable to the Company's;

      (viii) Conducted discussions with numerous third parties regarding their potential interest in making an investment in the Company or acquiring it as a whole; and

      (ix) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

    We have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed any responsibility for independent verification of such information or conducted any independent valuation or appraisal of any of the assets of the Company, nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based.

    Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. In rendering our opinion, we have assumed that the Transactions will be consummated substantially on the terms described in the Merger Agreement, without any waiver of any material terms of conditions by any party thereto. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion to reflect such developments.

    This opinion does not address the business decision of the Board of Directors of the Company to engage in the Transactions. No opinion is expressed herein nor should one be implied as to the fair market value of Common Stock or Preferred Stock. We have advised the Board of Directors of the Company that, based on the terms of our engagement by the Company, we do not believe that any person (including any common or preferred stockholder of the Company), other than the Company and the Board of Directors of the Company, has the legal right to rely upon this letter to support any claim against us arising under applicable state law and that, should any such claim be brought against us by any such person, this assertion would be raised as a defense. In the absence of applicable state law, the availability of such a defense would be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, would have no effect on the rights and responsibilities of the Board of Directors of the Company under applicable state law. Furthermore, the availability of such a defense to us would have no effect on the rights and responsibilities of either us or the Board of Directors of the Company under the federal securities laws.

    Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors, and our opinion is rendered in connection with its consideration of the Transactions. This opinion is not intended to and does not constitute a recommendation to any holder of Common Stock or Preferred Stock as to whether such holder should tender shares pursuant to the Offer or vote to approve the Merger Agreement and the transactions contemplated thereby. It is understood that, except for inclusion of this letter in its entirety in a proxy statement or tender offer recommendation statement of Schedule 14D-9 from the Company to holders of Common Stock or Preferred Stock relating to the Transactions, this letter may not be disclosed or otherwise referred to or used for any other purpose without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

    In connection with the rendering of this opinion, we have assumed that under applicable provisions of the General Corporation Law of the State of Delaware, controlling legal precedent and the Certificate of Designations of the Preferred Stock, the holders of such Preferred Stock are not entitled to receive amounts at least equal to the liquidation preference of the Preferred Stock plus accrued and unpaid dividends or any other amount in connection with the Transactions.

    Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Common Stock, on the one hand, and Preferred Stock, on the other, pursuant to the Offer and under the terms of the Merger Agreement, is fair to such holders (other than Purchaser or any other subsidiary of Fremont), from a financial point of view.

                                          Very truly yours,

                                          By:  /s/ CIBC Wood Gundy
                                             -------------------------------
                                             CIBC Wood Gundy Securities Corp.

                                                                     SCHEDULE II

                                KERR GROUP, INC.
                             500 NEW HOLLAND AVENUE
                         LANCASTER, PENNSYLVANIA 17602

                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    The following information is being furnished to holders of the common stock, par value $.50 per share ("Common Stock"), and the $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $.50 ("Preferred Stock" and, together with the Common Stock, the "Shares"), of Kerr Group, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Fremont Acquisition Company, LLC, a Delaware limited liability company ("Fremont"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of July 1, 1997 (the "Merger Agreement"), by and among the Company, Fremont and Kerr Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Fremont (the "Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    The Merger Agreement provides that promptly following the purchase by Purchaser of any Shares pursuant to the Offer, Fremont may request that the Company take all actions necessary to cause persons designated by Fremont to become directors of the Company (the "Fremont Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Purchaser by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the board of directors of the Company (the "Company's Board of Directors") shall always have at least one member who is neither an officer, designee, shareholder or affiliate of Fremont. The Company has also agreed to increase the size of the Company's Board of Directors or exercise its best efforts to secure the resignation of existing directors to ensure that it has complied with this provision of the Merger Agreement.

    The information contained in this Schedule II concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

    As of July 7, 1997, there were issued and outstanding 3,933,095 shares of Common Stock, each of which entitles the holder to one vote. The Company's Preferred Stock is a non-voting security.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board. The following sets forth as to each director (as of July 7, 1997), his age, and principal occupation and business experience, the period during which each has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

NAME                                                       PRINCIPAL OCCUPATION                      DIRECTOR SINCE
-------------------------------------  ------------------------------------------------------------  ---------------

Herbert Elish, Age 63(1)(2)            Chairman of the Board since 1996; previously Chairman and             1996
                                       Chief Executive Officer of Weirton Steel Corporation from
                                       1987 through December 1995; Director of Hampshire Group,
                                       Limited.

Gordon C. Hurlbert, Age 73(3)          Chairman of the Board of Directors, CSC Industries, Inc.              1985
                                       (Copperweld Steel); Director of Carolina Power & Light
                                       Company.

Michael C. Jackson, Age 57(1)          Advisory Director, Lehman Brothers, Inc., investment                  1985
                                       bankers; Director of Hampshire Group, Limited.

John D. Kyle, Age 62(2)(3)             Retired Senior Vice President, Chemical Bank.                         1973

James R. Mellor, Age 67 (1)            Director of General Dynamics Corporation, a defense,                  1980
                                       aerospace, and shipbuilding company, Retired Chairman and
                                       Chief Executive Officer; Director of Bergen Brunswig
                                       Corporation and Computer Sciences Corporation.

Robert M. O'Hara, Age 71(3)            Chairman and Chief Executive Officer of Falcon Management             1980
                                       (formerly OMS Company), investments and management services;
                                       Director of TBC Corp.

Harvey L. Sperry, Age 67 (2)           Partner, Willkie Farr & Gallagher, attorneys; Director of             1973
                                       Hampshire Group, Limited.

D. Gordon Strickland, Age 50(2)        President and Chief Executive Officer of the Company;                 1996
                                       previously Senior Vice President, Finance and Chief
                                       Financial Officer of the Company since 1986.

------------------------

(1) Member of the Stock Option and Compensation Committee.

(2) Member of the Executive Committee.

(3) Member of the Audit Committee.

RIGHT TO DESIGNATE DIRECTORS; FREMONT DESIGNEES

    The Merger Agreement provides that promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer, Fremont shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give Fremont representation on the Company's Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Company's Board of Directors (giving effect to the directors designated by Fremont and including directors serving as officers of the Company) multiplied by the percentage that the number of Shares beneficially owned by the Purchaser or any of its affiliates (including Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. The Company will, upon request of the Purchaser, promptly increase the size of the Company's Board of Directors or use its best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable the Fremont Designees to be elected to the Company's Board of Directors, provided that prior to the consummation of the Merger, the Company's Board of Directors shall always have at least one independent director as discussed in the Schedule 14D-9 and incorporated herein by reference.

    Fremont has informed the Company that it will choose the initial Fremont Designees from among certain persons set forth below. With respect to the Fremont Designees, the following table, prepared from information furnished to the Company by Fremont, sets forth the name, occupation and age of each such Fremont Designee. Fremont has informed the Company that each of such individuals has consented to act as a director, if so designated. If necessary, Fremont may choose additional or other Fremont Designees, subject to the requirements of Rule 14f-1.

    None of the Fremont Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Fremont, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Fremont that, to the best of Fremont's knowledge, none of the Fremont Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

    It is expected that the Fremont Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than August 4, 1997, and that, upon assuming office, the Fremont Designees will thereafter constitute at least a majority of the Company's Board of Directors. The Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board of Directors.

    The following table, prepared from information furnished to the Company by the Purchaser, sets forth the name, occupation and age of each of the Purchaser Designees.

                                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                                EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                                                DURING THE PAST FIVE YEARS

Robert Jaunich II, Age 57                         Managing Director and Director of The Fremont Group, Fremont
                                                  Investors and Sequoia Ventures, Inc. ("Sequoia"); Director of
                                                  CNF Transportation, Inc.; Chairman of the Board of Coldwell
                                                  Banker Corporation from 1992 to 1996; Chairman of the Board of
                                                  Crown Pacific, Ltd. since 1992; member of the Board of Control of Petro Stopping Centers, L.P. from 1992 to 1997.

Gilbert H. Lamphere, Age 45                       Director of the Purchaser and President of the Purchaser and
                                                  Fremont; Managing Director and Director of The Fremont Group,
                                                  Fremont Investors and Sequoia since 1994; Director and Chairman of Illinois Central Corporation; Co-Chairman and Chief
                                                  Executive Officer of the Noel Group prior to 1994; Chairman and
                                                  Chief Executive Officer of the Prospect Group (1990-1994);
                                                  Director of Recognition International, Inc. (1990-1995);
                                                  Cleveland-Cliffs, Inc. (1991-1994), R.P. Scherer Corporation
                                                  (1991-1995); Global Natural Resources Corporation (resigned
                                                  1994); Belding Heminway Company, Inc. (1993-1997); Sylvan, Inc.
                                                  (resigned 1994); Lincoln Snacks Company (resigned 1994);
                                                  Simmons Outdoor Corporation (resigned 1994); and Children's
                                                  Discovery Centers of America, Inc. (resigned 1994).

Richard S. Kopf, Age 52                           Director of the Purchaser and Vice President and Secretary of
                                                  the Purchaser and Fremont; Managing Principal, General Counsel
                                                  and Secretary of The Fremont Group, Fremont Investors and
                                                  Sequoia since 1988; General Counsel, Secretary and Director of
                                                  Bechtel International Constructors, Inc. since 1988; Vice
                                                  President, General Counsel and Secretary of HLQ Corp. since
                                                  1987; Vice President, General Counsel, Secretary and Director
                                                  of Offshore Bechtel Exploration Corporation since 1988.

James A. Bondoux, Age 57                          Managing Principal of The Fremont Group; Director of Crown
                                                  Pacific Partners, L.P.; member of the Board of Control of Petro
                                                  Stopping Centers, L.P. from 1992 to 1997.

James T. Farrell, Age 32                          Principal of The Fremont Group since 1992; Director Coldwell
                                                  Banker Corporation from 1992 to 1996; Director of the nonprofit
                                                  Pacific Research Institute.

Mark N. Williamson, Age 34                        Principal of The Fremont Group since 1996; prior to 1996,
                                                  Managing Director at the Harvard Private Capital Group, Inc;
                                                  Director of Risk Capital Holdings, Inc.; Director of Tarquin
                                                  PLC from 1994 to 1996; Director of Atlantic Auto Finance
                                                  Corporation from 1994 to 1996.

                                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                                EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                                                DURING THE PAST FIVE YEARS
Gregory P. Spivy, Age 28                          Director of the Purchaser and Vice President and Treasurer of
                                                  the Purchaser and Fremont; Principal of The Fremont Group since
                                                  1995; Director and Associate of The Bridgeford Group from 1992 through 1995.
Suzanne K. Gagan, Age 32                          Principal of The Fremont Group; Manager of Special Financial
                                                  Services at The Fremont Group from 1993 to 1995; Financial
                                                  Analyst at The Fremont Group from 1989 to 1992.
David P. Lorsch, Age 27                           Associate of The Fremont Group since 1996; Financial Analyst with James D. Wolfensohn Incorporated from graduation from university to 1996.

BOARD COMMITTEES AND MEETINGS

    The Company's Board of Directors held 12 meetings during 1996 and the Executive Committee of the Board of Directors held two meetings during 1996. Each Director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all Committees of the Board on which such Director served.

    The Audit Committee is composed of three directors who are not officers or employees of the Company. The Audit Committee held one meeting during 1996. The Company's independent public accountants have been informed that they may refer to and discuss with the Audit Committee (with or without previous consultation with officers of the Company) any matters which may develop or arise in connection with any audit or the maintenance of internal accounting controls or any other matter relating to the Company's financial affairs. The Company's internal audit department has also been granted direct access to the Audit Committee. The Audit Committee reviews, at least annually, the services performed and to be performed by the Company's independent public accountants and the fees charged therefor, and, in connection therewith, considers the effect of any nonaudit services on the independence of such accountants. The Audit Committee also reviews with the Company's independent public accountants and its internal audit department the general scope of their respective audit coverages, the procedures and internal accounting controls adopted by the Company and any significant problems encountered by either group.

    The Stock Option and Compensation Committee (the "Compensation Committee") is composed of three directors who are not officers or employees of the Company. The Compensation Committee reviews and approves compensation programs generally and, specifically, salaries, bonuses and stock options for officers and certain other salaried employees of the Company. The Compensation Committee held two meetings during 1996.

    The Company does not have a nominating committee.

    After the consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Executive, Audit and Compensation committees. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committees of the Board.

COMPENSATION OF DIRECTORS

    The directors who are not employees of the Company are currently compensated for services as directors at the rate of $22,500 per year and $500 for each meeting of the Board of Directors attended. Mr. Elish, for serving as Chairman of the Board, also receives an annual fee of $50,000. In recognition of the large amount of time Mr. Elish has devoted to the Company's restructuring efforts, the Board voted to pay Mr. Elish an additional $75,000 fee for 1997. In addition, the Company has established an unfunded retirement plan for directors of the Company who serve in such capacity for ten years or more, retire after February 1, 1985, and do not receive any other retirement benefits from the Company. Pursuant to such plan, the Company will pay $1,000 per month for not more than ten years to a qualifying director. In 1993, the six directors who were not employees of the Company each received options to purchase 10,000 shares of Common Stock at a price of $8.19 per share pursuant to the Company's Stock Option Plan For Non-Employee Directors. Except in the case of a change in control of the Company, these options are not exercisable unless and until the closing price of the Common Stock on the New York Stock Exchange reaches $12.50 per share and remains at or above that level for at least 10 consecutive trading days. Upon his election to the Board in 1996, Mr. Elish received options to purchase 10,000 shares of Common Stock at a price of $3.9375 per share pursuant to the Company's Stock Option Plan for Non-Employee Directors. Except in the case of a change in control of the Company, these options are not exercisable unless and until the closing price of the Common Stock on the New York Stock Exchange reaches $10.00 per share and remains at or above that level for at least 10 consecutive trading days. In 1992, the Company's Board of Directors adopted the Common Stock Purchase Plan for Directors pursuant to which non-employee directors may elect to defer the receipt of all or a portion of their fees. The amounts deferred are contributed to a trust which will then purchase Common Stock using such amounts on behalf of the participating directors. The Common Stock Purchase Plan for Directors became effective on October 1, 1992.

EXECUTIVE OFFICERS

    Executive officers serve at the discretion of the Company's Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of July 7, 1997) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with another executive officer):

NAME                                                                   POSITION                                  AGE
------------------------------------------  ---------------------------------------------------------------      ---

D. Gordon Strickland......................  President, Chief Executive Officer and Director, since March             50
                                            15, 1996.

Robert S. Reeves..........................  Senior Vice President, Sales, since June 1, 1994.                        67

Geoffrey A. Whynot........................  Vice President, Finance, and Chief Financial Officer, since              38
                                            March 15, 1996.

BUSINESS EXPERIENCE

   D. Gordon Strickland has served in an executive capacity with the Registrant for more than the past five years. Mr. Strickland previously served as Senior Vice President, Finance and Chief Financial Officer of the Company since 1986. Mr. Strickland also served concurrently as President, Consumer Products Division from 1995 to 1996.

   Robert S. Reeves has served in an executive capacity with the Registrant for more than the past five years. Mr. Reeves had served as Senior Vice President, Sales and Marketing, Plastic Products since 1992.

   Geoffrey A. Whynot has served as Vice President from 1994 through 1996 and as Treasurer of the Registrant from 1991 through 1996.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock (as of July 7, 1997) by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer (as defined below); and (iv) all directors and executive officers as a group. Unless otherwise indicated, all shares of Common Stock are owned directly and of record and the person owning such shares has sole voting and investment power with respect thereto.

                                                                    AMOUNT AND
                                                                     NATURE OF      PERCENT OF
                                                                    BENEFICIAL        SHARES
BENEFICIAL OWNER                                                     OWNERSHIP      OUTSTANDING
-----------------------------------------------------------------  -------------  ---------------
The Gabelli Funds, Inc...........................................      719,932(1)         17.7%
  655 Third Avenue
  New York, New York

Wynnefield Partners..............................................      392,500(2)         10.0%
  Small Cap Value, L.P.
  One Penn Plaza, Suite 4720
  New York, New York

U.S. Trust Company of California, N.A............................      368,200(3)          9.4%
  Kerr Retirement Income Plan Trust
  515 S. Flower Street, Suite 2800
  Los Angeles, California

Dimensional Fund Advisors, Inc...................................      282,700(4)          7.1%
  1299 Ocean Avenue, Suite 650
  Santa Monica, California

Harvey L. Sperry.................................................       22,696(5)            *

D. Gordon Strickland.............................................       22,410(6)            *

Robert S. Reeves.................................................       19,023(6)            *

James R. Mellor..................................................       23,197(5)            *

Gordon C. Hurlbert...............................................       14,455(5)            *

Geoffrey A. Whynot...............................................       12,806(6)            *

Herbert Elish....................................................       20,685(5)            *

Michael C. Jackson...............................................       10,938(5)(7)         *

Robert M. O'Hara.................................................       12,069(5)            *

John D. Kyle.....................................................        9,363(5)            *

All Directors and Executive
  Officers as a Group (10 in number).............................      204,717(8)          5.2%

------------------------

*Less than one percent.

(1) According to Amendment No. 45 to the Schedule 13D filed jointly by Gabelli Funds, Inc., GAMCO Investors, Inc., Gabelli Performance Partnership, Gabelli International Limited and Gabelli Asset Management Company International Advisory Services, Ltd. (collectively, the "Gabelli Entities") with the Commission on July 7, 1997 (as amended, the "Gabelli Schedule 13D"), the Gabelli Entities beneficially owned 586,800 shares of Common Stock. Under applicable Commission rules, the Gabelli Entities are also deemed to own beneficially an additional 133,132 shares of Common Stock which the Gabelli Entities have the right to acquire at any time upon conversion of the 91,531 shares of Preferred Stock beneficially owned by the Gabelli Entities.

    The additional shares of Common Stock which may be acquired by the Gabelli Entities upon such conversion, together with the 586,800 shares of Common Stock indicated as beneficially owned by the Gabelli Entities in the table above, represent an aggregate of 719,932 shares, or approximately 17.7% of the total shares of Common Stock outstanding as of July 7, 1997, including, for this calculation only, the number of shares of Common Stock that the Gabelli Entities have the right to acquire upon conversion of the Preferred Stock reported as beneficially owned by them. The Gabelli Schedule 13D states that the Gabelli Entities have not acquired the shares of Common Stock for the purpose of changing or influencing the control of the Company.

(2) According to Amendment No. 3 to the Schedule 13D filed by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively, "Wynnefield Partners") with the Commission on February 25, 1997 (as amended, the "Wynnefield Schedule 13D"), Wynnefield Partners beneficially owned 392,500 shares or 10.0% of the Common Stock. The Wynnefield Schedule 13D states that Wynnefield Partners purchased the shares for investment and to enhance the partnership's ability to monitor and evaluate the Company's efforts to restructure its existing debt and to carefully evaluate any proposed related recapitalization which would affect shareholder value.

(3) U.S. Trust Company of California, N.A., Kerr Retirement Income Plan Trust (the "Trust") filed a Schedule 13G with the Commission on February 9, 1996 stating that it held 368,200 shares or 9.4% of the Common Stock. The Trust holds these shares for the benefit of the participants in the Company's Retirement Income Plan. The Schedule 13G states that the Trust has not acquired the shares of Common Stock for the purpose of changing or influencing the control of the Company.

(4) According to Amendment No. 9 to the Schedule 13G filed by Dimensional Fund Advisors, Inc. ("Dimensional") with the Commission on February 5, 1997 (as amended, the "Dimensional Schedule 13G"), Dimensional, a registered investment adviser, is deemed to have beneficial ownership of 282,700 shares or 7.1% of the Common Stock as of December 31, 1996. Dimensional reported that it had the power to make investment decisions regarding all shares of Common Stock owned beneficially by it on behalf of its clients, which are unrelated and no one of whom owns beneficially more than 5% of the outstanding shares of Common Stock. The Dimensional Schedule 13G states that Dimensional has not acquired the shares of Common Stock for the purpose of changing or influencing the control of the Company. Dimensional reported that it had sole voting power with respect to 173,700 shares of the Common Stock. Persons who are officers of Dimensional also serve as officers of DFA Investment Dimensions Group Inc. ("Dimensional Fund") and DFA Investment Trust Company ("Dimensional Trust"), each a registered open-end investment company. Dimensional reported that in their capacities as officers of Dimensional Fund and Dimensional Trust these persons vote 35,400 additional shares which are owned by Dimensional Fund and 73,600 shares which are owned by Dimensional Trust.

(5) Includes 12,455, 7,850, 20,685, 9,263, 19,727, 16,469 and 10,244 shares of
    Common Stock purchased for the accounts of Messrs. Hurlbert, Jackson, Elish, Kyle, Sperry, Mellor and O'Hara, respectively, by the trustee under the Common Stock Purchase Plan for Directors. Currently, the participating directors have voting and dispositive power with respect to such shares only upon termination of their services as a director of the Company. Excludes 10,000 shares issuable under stock options granted to each non-employee director pursuant to the Company's 1993 and 1988 Stock Option Plans for Non-Employee Directors. Except in the case of a change in control of the Company, these options are not exercisable unless and until the closing price of the Common Stock on the New York Stock Exchange reaches $12.50 per share, or $10.00 per share for stock options issued to Mr. Elish in 1996, and remains at or above that level for at least 10 consecutive trading days. Includes 10,000 shares of Common Stock held by Mr. Sperry in a self-directed Keogh Plan.

(6) Includes, respectively, for Messrs. Strickland, Reeves and Whynot, 10,000, 5,000 and 7,000 shares issuable under presently exercisable stock options held by such person. Also includes, respectively, for Messrs. Strickland, Reeves and Whynot, 4,306, 5,937 and 2,072 shares which have been allocated for voting and all other purposes under ESOP I, and 5,369, 5,731 and 2,649 shares which have been allocated for voting and all other purposes under ESOP II.

(7) Includes 1,088 shares issuable upon conversion of 748 shares of Preferred Stock held by Mr. Jackson, of which 658 shares are held pursuant to a self-directed Keogh Plan and 90 shares are held directly.

(8) Includes 96,693 shares of Common Stock purchased for the accounts of the Company's non-employee directors by the trustee under the Company's Common Stock Purchase Plan for Non-Employee Directors and 22,000 shares (including shares designated in Note 6 above) issuable upon exercise of stock options. Also includes 12,315 shares (including shares designated in Note 6 above) which have been allocated for voting and all other purposes under ESOP I and 13,749 shares (including shares designated in Note 6 above) which have been allocated for voting and all other purposes under ESOP II, for the Company's present officers included in the group, who have the power to vote such shares, but may not obtain or dispose of such shares except under limited circumstances.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information regarding the compensation of the Company's Chief Executive Officer and the two other most highly compensated executive officers (the "Executive Group") for each of the last three fiscal years. Information is also provided for Mr. Roger W. Norian, who served as the Company's Chief Executive Officer from June 6, 1980 until March 15, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG TERM COMPENSATION
                                                                                     -------------------------------------------
                                                        ANNUAL COMPENSATION                    AWARDS
                                                -----------------------------------  --------------------------

                                                                                     RESTRICTED    SECURITIES
                                                                      OTHER ANNUAL      STOCK      UNDERLYING       ALL OTHER
             NAME AND                            SALARY      BONUS    COMPENSATION    AWARD(S)    OPTIONS/SARS    COMPENSATION
        PRINCIPAL POSITION             YEAR        ($)      ($)(4)       ($)(1)        ($)(4)          (#)           ($)(2)
-----------------------------------  ---------  ---------  ---------  -------------  -----------  -------------  ---------------

D. Gordon Strickland,..............       1996    300,000     25,000       520,000(3)        --      100,000               --
  President and Chief                     1995    289,000         --            --           --       20,000               --
  Executive Officer                       1994    267,000      9,000            --       10,302        --                  --

Robert S. Reeves,..................       1996    224,000     10,000            --           --        30,000           1,500
  Senior Vice President,                  1995    224,000         --            --           --        12,000           1,500
  Sales                                   1994    224,000      6,200            --        7,097            --           1,500

Geoffrey A. Whynot,................       1996    133,013     10,000       175,130(3)        --        16,000              --
  Vice President,                         1995    131,693         --            --           --        75,000           1,257
  Finance, Chief                          1994    127,700      5,000            --        5,545         8,000           2,339
  Financial Officer

Roger W. Norian....................       1996    118,750         --     1,203,432(5)         --           --              --
                                          1995    570,000         --            --            --       75,000           1,500
                                          1994    570,000     15,000            --        17,178           --           1,500

------------------------

(1) Except as otherwise noted, perquisites and other personal benefits received by each named executive officer (including, for certain of the named executive officers, payments of premiums on life insurance policies, tax preparation fees and car use allowances) in each instance aggregated less than the lesser of $50,000 or 10% of such officer's annual salary and bonus.

(2) Includes for Messrs. Strickland, Reeves, Whynot and Norian, respectively, $0, $1,500, $0 and $0 for 1996 contributions by the Company pursuant to the Company's Employees' Savings Plan.

(3) Includes reimbursements to Messrs. Strickland and Whynot of $230,000 and $69,000, respectively, which was equal to the loss on the sale of their residences in Los Angeles plus $217,438 and $56,911, respectively, grossed up for federal and state taxes resulting from the reimbursements. In both cases the reimbursements were part of the 1996 restructuring of the Company, which included moving the Company headquarters from Los Angeles, California to Lancaster, Pennsylvania.

(4) Pursuant to the Kerr Group, Inc. Key Executive Incentive Bonus Plan (the "Bonus Plan"), Messrs. Strickland, Reeves, Whynot and Norian received 50% of their total bonus ($18,000, $12,400, $10,000 and $30,000, respectively) for 1994 in cash on or about March 1, 1995. These amounts are reflected in the respective bonus columns for 1994. The remaining 50% is reflected as an award of restricted stock received by them on March 1, 1997 except in the case of Mr. Norian, who was not eligible under the Plan to receive the restricted stock. No dividends have been paid on the restricted stock. The number of shares of restricted stock awarded to Messrs. Strickland, Reeves and Whynot was 1,212, 835 and

    673, respectively. The number of shares of restricted stock awarded was calculated by dividing the dollar equivalent of the remaining portion of their respective bonuses ($9,000, $6,200 and $5,000, respectively) by a number equal to 90% of the average closing price of the Common Stock during the month of December 1994. The average closing price of the Common Stock during December 1994 was $8.24. The aggregate restricted stock holdings for Messrs. Strickland, Reeves and Whynot as of December 31, 1996 was 1,212, 835 and 673, respectively. The dollar value of such restricted stock holdings for Messrs. Strickland, Reeves and Whynot as of December 31, 1996 was $2,878, $1,983 and $1,598, respectively, which was calculated using the closing price of the Common Stock on December 31, 1996, which was $2.375 per share.

(5) Includes a $1,140,000 severance payment in accordance with Mr. Norian's employment agreement and a $60,932 payment for unused and pro-rata vacation.

OPTION GRANT TABLE

    The following table sets forth information regarding grants of stock options made to the Executive Group and Mr. Norian during the last fiscal year.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                         POTENTIAL REALIZABLE
                                                                                                           VALUE AT ASSUMED
                                                                                                         ANNUAL RATES OF STOCK
                                                                                                          PRICE APPRECIATION
                                                                                                                  FOR
                                                               INDIVIDUAL GRANTS                            OPTION TERM(2)
                                         --------------------------------------------------------------  ---------------------

                                            NUMBER OF      PERCENT OF TOTAL
                                           SECURITIES       OPTIONS GRANTED    EXERCISE OR
                                           UNDERLYING        TO EMPLOYEES      BASE PRICE   EXPIRATION
NAME                                     OPTIONS GRANTED   IN FISCAL YEAR(3)     ($/SH)        DATE         5%         10%
---------------------------------------  ---------------  -------------------  -----------  -----------  ---------  ----------

D. Gordon Strickland...................        65,000               86.7       $  3.9375(4)    6/20/01   $  70,688  $  156,163

Robert S. Reeves.......................        --                 --               --           --          --          --

Geoffrey A. Whynot.....................        --                 --               --           --          --          --

Roger W. Norian(1).....................        --                 --               --           --          --          --

------------------------

(1) Mr. Norian served as the Company's Chief Executive Officer from June 6, 1980 until March 15, 1996.

(2) The Potential Realizable Value is calculated based on an assumption that the fair market value of the Common Stock appreciates at the annual rates shown (5% and 10%), compounded annually, from the date of grant until the end of the option term. The 5% and 10% assumed rates are mandated by the Commission for the purposes of calculating realizable value and do not represent the Company's estimate or projection of future stock prices.

(3) Based on 75,000 options granted to employees in 1996.

(4) Except in the case of a change in control of the Company, none of these options granted in 1996 is exercisable unless and until the stock price reaches $10.00 per share and remains at or above that level for at least 10 consecutive trading days.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

    The following table provides information regarding the exercise of options during the Company's last fiscal year and the number and value of unexercised options held at year end by each of the named executive officers and Mr. Norian.

                                                                                                                VALUE OF
                                                                                   NUMBER OF SECURITIES        UNEXERCISED
                                                                                        UNDERLYING            IN-THE-MONEY
                                                                                 UNEXERCISED OPTIONS/SARS   OPTIONS/SATRS AT
                                                                                       AT FY-END(#)             FY-END($)
                                                                                --------------------------  -----------------

                                         SHARES ACQUIRED           VALUE
NAME                                     ON EXERCISE (#)        REALIZED($)     EXERCISABLE  UNEXERCISABLE     EXERCISABLE
------------------------------------  ---------------------  -----------------  -----------  -------------  -----------------

D. Gordon Strickland................                0                    0          10,000        90,000                0

Robert S. Reeves....................                0                    0           5,500        17,000                0

Geoffrey A. Whynot..................                0                    0           7,000         9,000                0

Roger W. Norian (1).................                0                    0               0             0                0



NAME                                    UNEXERCISED(2)
------------------------------------  -------------------
D. Gordon Strickland................               0
Robert S. Reeves....................               0
Geoffrey A. Whynot..................               0
Roger W. Norian (1).................               0

------------------------

(1) Mr. Norian served as the Company's Chief Executive Officer from June 6, 1980 until March 15, 1996.

(2) In 1996, Mr. Strickland was granted options to purchase 65,000 shares of Common Stock at an exercise price of $3.9375 per share. In 1995, Messrs. Strickland, Reeves and Whynot were granted options to purchase 20,000, 12,000 and 8,000 shares of Common Stock, respectively, at an exercise price of $7.56 per share. In 1993, Messrs. Strickland and Reeves were each granted options to purchase 5,000 shares of Common Stock at an exercise price of $8.3125 per share. The amounts set forth in this column were calculated using the difference in the fiscal year-end closing price of the Common Stock, $2.375 per share, from the exercise price per share. Except in the case of a change in control of the Company, options granted in 1996 are not exercisable unless and until the stock price reaches $10.00 per share and remains at or above that level for at least 10 consecutive trading days. Except in the case of a change in control of the Company, none of the options granted in 1993 or 1995 is exercisable unless and until the stock price reaches $12.50 per share and remains at or above that level until the stock price reached $10.00 per share and remained at or above that level for at least ten consecutive trading days, which occurred in 1994.

PENSION PLANS

    The Company maintains a funded Retirement Income Plan which provides eligible employees with retirement benefits equal to 28% of final five-year average remuneration up to social security covered compensation, plus 43% of final five-year average remuneration in excess of social security covered compensation for 30 years of service, with a proportionate reduction for less than 30 years of service. Five years of service are required in order to vest under the Retirement Income Plan. The Company also maintains a Pension Restoration Plan which is an unfunded plan providing benefits to participants not payable by the Company's Retirement Income Plan because of the limitations on benefits imposed by the Internal Revenue Code of 1986, as amended. The aggregate annual accrued benefit under the Retirement Income Plan and the Pension Restoration Plan when expressed as a single-life annuity on the life of the participant is limited to $200,000.

    The following table sets forth estimated annual retirement benefits payable on a straight life annuity basis upon retirement at age 65 under the Company's Retirement Income Plan and Pension Restoration Plan (without regard to lower accruals on earnings below social security covered compensation) for covered employees based on their average remuneration and years of service. Remuneration covered by the Retirement Income Plan primarily includes salary and bonus (including such bonus amounts paid in the form of stock), as set forth in the Summary Compensation Table. Messrs. Strickland, Reeves and Whynot have, as of December 31, 1996, 10, 13 and 9 years, respectively, of credited service under the pension plans.

FINAL 5 YEAR                                                              YEARS OF SERVICE
AVERAGE                                                           ---------------------------------
REMUNERATION                                                         10         20      30 OR MORE
----------------------------------------------------------------  ---------  ---------  -----------

$100,000........................................................  $  14,333  $  28,667   $  43,000

150,000.........................................................     21,500     43,000      64,500

200,000.........................................................     28,667     57,333      86,000

250,000.........................................................     35,833     71,667     107,500

300,000.........................................................     43,000     86,000     129,000

MANAGEMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

    Each member of the Executive Group currently has an employment agreement with the Company.

    Mr. Strickland has an employment agreement with the Company for an indefinite term until terminated by either Mr. Strickland or the Company as set forth in the agreement. Mr. Strickland's employment agreement provides for a salary of $300,000 annually. Mr. Strickland's employment agreement also provides for the continued payment of his salary and certain insurance benefits for a period of two years following his termination of employment by the Company for reasons other than "just cause" or permanent disability, or in the event that Mr. Strickland elects to terminate his employment following his reassignment or relocation. On January 2, 1997, Mr. Strickland's employment agreement was amended to provide that Mr. Strickland may elect to terminate his employment agreement within 180 days after a change in control, in which case he would receive a lump sum payment equal to 24 times his monthly salary and all outstanding amounts on his promissory notes would be forgiven and he would be paid the amount of federal and state taxes, grossed up, resulting from the termination of his obligations under the notes. In addition, the amendment added a non-competition provision whereby if pursuant to a change of control, Mr. Strickland's employment with the Company ended at the election of the Company or himself, he would be prohibited from engaging in any business that competes directly or indirectly with the Company's existing business for a period of two years.

    The Company entered into an employment agreement with Mr. Reeves as of February 17, 1983 for an indefinite term until terminated by either Mr. Reeves or the Company as set forth in the agreement. Mr. Reeves' employment agreement provides for a salary of $224,000 annually. Mr. Reeves' employment agreement also provides for the continued payment of his salary and certain insurance benefits for a period of eighteen months following his termination of employment by the Company without cause.

    The Company entered into an employment agreement with Mr. Whynot as of November 16, 1989 for an indefinite term until terminated by either Mr. Whynot or the Company as set forth in the agreement. Mr. Whynot's employment agreement provides for a salary of $145,000 annually. Mr. Whynot's employment agreement also provides for the continued payment of his salary and certain insurance benefits for a period of 12 months following his termination of employment by the Company without cause.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    In establishing and monitoring the executive compensation program for the Company, the Compensation Committee looks at both the total compensation program and each component thereof to assure that it is both competitive and sensitive to individual and Company performance. In addition, the compensation determined by the Compensation Committee is subject to the terms of existing employment agreements with each member of the Executive Group. The Company utilizes a consultant in the field of executive compensation matters to assist the Compensation Committee in establishing and implementing compensation programs that are consistent with these objectives and reflective of the Company's financial performance.

    In 1993, the Compensation Committee established and implemented the Bonus Plan. Under the Bonus Plan, each participating executive, including Mr. Strickland, the Company's Chief Executive Officer, is eligible to receive incentive compensation which is determined both qualitatively and quantitatively. The qualitative portion is based on the achievement of specific objectives for each participant and the quantitative portion is based on the achievement of financial objectives established by the Compensation Committee for the particular year. For 1996, each participant received a qualitative portion of the incentive compensation. However, in early 1996, the Compensation Committee determined that it was not reasonable or appropriate to establish quantitative bonus targets in view of the Company's anticipated financial results.

                                          COMPENSATION COMMITTEE
                                          Herbert Elish
                                          Michael C. Jackson
                                          James R. Mellor

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the last completed fiscal year, Messrs. Elish, Jackson and Mellor served as members of the Compensation Committee. None of such members of the Compensation Committee are or have been officers or employees of the Company.

    Mr. Jackson is an Advisory Director of Lehman Brothers, Inc., which performs investment banking services for the Company from time to time.

    Messrs. Elish, Sperry and Jackson currently serve as directors of Hampshire Group, Limited.

    Mr. Sperry is a partner at the law firm of Willkie Farr & Gallagher, outside counsel for the Company.

                            STOCK PERFORMANCE GRAPH

    The graph set forth below charts the yearly percentage change in the Company's cumulative total stockholder return against each of the Standard & Poor's 500 Index and the Manufacturing-Diversified Industries Index, in each case assuming an investment of $100 on December 31, 1991 and the cumulation and reinvestment of dividends paid thereafter through December 31, 1996.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            KERR GROUP, INC.  S & P 500 INDEX    MFG-DIVFD INDUSTRIALS
Dec. 1991             100.00            100.00                   100.00
Dec. 1992             104.00            107.72                   108.38
Dec. 1993             134.00            118.48                   131.55
Dec. 1994             134.00            120.04                   136.20
Dec. 1995             160.00            165.05                   191.72
Dec. 1996              38.00            203.23                   264.17

                                                          DEC. 1991    DEC. 1992    DEC. 1993    DEC. 1994    DEC. 1995
                                                         -----------  -----------  -----------  -----------  -----------
Kerr Group, Inc........................................      100.00       104.00       134.00       134.00       160.00
S&P 500 Index..........................................      100.00       107.72       118.48       120.04       165.05
MFG-DIVFD Industrials..................................      100.00       108.38       131.55       136.20       191.72

                                                          DEC. 1996
                                                         -----------
Kerr Group, Inc........................................       38.00
S&P 500 Index..........................................      203.23
MFG-DIVFD Industrials..................................      264.17

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

    Mr. Sperry is a partner in the law firm of Willkie Farr & Gallagher, outside counsel for the Company.

    Mr. Jackson is an Advisory Director of Lehman Brothers Inc., which performs investment banking services for the Company from time to time.

    In 1991, Mr. Strickland received a loan from the Company in the principal amount of $100,000. The loan has $92,000 of principal outstanding, bears interest at 7.76% per annum, and is due in installments payable in 1998 through 2001. Interest accrues on the loan and is due in 2001 when the final installment of principal is due. If Mr. Strickland terminates employment with the Company, the principal and accrued interest becomes due. However, Mr. Strickland's employment agreement provides that in the event either the Company or Mr. Strickland elects to terminate their respective obligations under the employment agreement within 180 days following a change in control, Mr. Strickland's obligation to repay the remaining principal and accrued interest is terminated. In that event, Mr. Strickland would be paid by the Company the amount of federal and state taxes, grossed up, resulting from the termination of Mr. Strickland's obligation to repay the loan.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

    The Company's executive officers, directors and ten percent stockholders are required under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the New York Stock Exchange. Copies of these reports must also be furnished to the Company. Based solely upon its review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required to be filed, the Company believes that during the fiscal year ended December 31, 1996, all filing requirements applicable to its officers, directors and ten percent stockholders were complied with in a timely manner.